August 20, 2007

Mr. Terence O’Brien

Division of Corporation Finance

Accounting Branch Chief

Mail Stop 7010

US Securities and Exchange Commission

Washington, DC	20549-7010

Re:	Omega Flex, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), our responses to your comment letters dated August 6, 2007 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”), and our response letter dated July 31, 2007 to your initial comment letter dated July 9, 2007, are set forth below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures – page 24

1.             We note your response to comment 1 in our letter dated July 9, 2007. Specifically, we note that you do not believe the elimination of the litigation expenses related to the class action litigation from operating profits violates Item 10(e) of Regulation S-K. It remains unclear to us how you arrived at such determination. In this regard, we do not believe a distinction should be made between types of litigation expense. However, if such distinction were appropriate, it is unclear how you arrived at a distinction for the class action litigation. In this regard, we note that the plaintiffs of the class action litigation alleged that your corrugated stainless steel tubing products was defective against potential damage caused by the nearby lightning strikes. We further note that since you are currently involved in other product liability cases, litigation expense appears to be a recurring expense. Therefore, presenting a measure that eliminates such expense violates Item 10(e) of Regulation S-K. However, we do acknowledge that the class action litigation expense is a material expense that would warrant separate disclosure within MD&A.

The Company’s operating profits in 2006 and 2005, as reflected in the consolidated financial statements which were included in the Annual Report, included disproportionately large legal expenses of $10.5 million and $2.1 million, respectively. Legal expense related primarily to one class-action suit which was resolved in 2007, alleging that our corrugated stainless steel tubing product was defective against potential damage caused by nearby lightning strikes. The case was discussed at length at Footnote 11 to the audited consolidated financials and other places within the Annual Report.

Although the allegations made by the plaintiffs in this class action litigation are similar in some regards to other types of product liability claims, the Company believes this case differs dramatically from other types of product liability claims in several unique regards, namely:

(A) the suit was against all major producers of flexible gas piping;

(B) the class action litigation sought to cover all consumers of flexible gas piping product in the United States, whether produced by the Company, or produced by its major competitors (potentially several hundred thousand claimants), as compared to other product liability litigation that involves one or a small number of individual claimants relative to a particular situs;

(C) the scope of class action litigation is also by its nature, astronomically different from routine, recurring litigation, with discovery requests covering millions of documents and hundreds of witnesses, with counsel fees, expert witnesses, document automation firms, and other support functions generating expenses in the millions of dollars; and

(D) the scope of possible damages is also astronomically different, with the class action plaintiffs initially seeking damages in the billions of dollars as compared to property damage claims that we have defended and are currently defending that claim repair costs to damaged homes.

Furthermore, the charges are non-recurring because we have not been involved in a class action litigation previously, and we are not currently involved in any other type of class action litigation, and do not anticipate additional involvement. Obviously the charges for the Arkansas class action litigation were spread out over a number of accounting periods, but the charges all relate to one single, identifiable piece of litigation. The fact that this single piece of litigation had expenses that were excluded from a non-GAAP financial measure in several accounting periods does not make those charges recurring. We respectfully submit that such charges can only be thought of as ‘recurring’ if there were two or more instances of class action litigation in which the Company was involved, and expenses for those other hypothetical class action cases occurred within two years of the Arkansas class action litigation. With the passage of the Class Action Fairness Act of 2005, a recurrence of this type of class action litigation (filed in state court seeking speculative damages) is unlikely.

We refer the staff to the provisions of Item 103 of Regulation S-K, which governs narrative disclosure of legal proceedings in reports under the Securities Exchange Act of 1934, the principles of which provide analogous guidance in the formulation of non-GAAP financial measures. Under Item 103, the registrant is directed to disclose legal proceedings

“other than ordinary routine litigation incidental to the business.” Similarly, Instruction 1 to

Item 103 provides that “If the business ordinarily results in actions for negligence or other claims, no such action or claim need be described unless it departs from the normal kind of such actions”; and Instruction 2 provides that “No information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved...does not exceed 10 percent of the current assets of the registrant...”

The point of the disclosure standards under Item 103 is to distinguish between routine, recurring litigation and other litigation that does not fall within such characterization. Similarly, the Company believes that shareholders and investors are entitled, as a material disclosure, to a non-GAAP standard that distinguishes between routine, recurring litigation and other litigation, such as our class action suit (which was disclosed in narrative pursuant to Item 103). Consistent with the SEC’s rules regarding legal proceedings, the absence of a non-GAAP financial measure that would permit shareholders and other investors to evaluate our financial position by distinguishing non-routine legal proceedings is a disservice to them.

Accordingly, the Company believes that the use of this particular non-GAAP financial measure for this particular event does not violate the prohibits set forth in Item 10(e)(ii) of Regulation S-K, in that:

(A) the excluded charges for this particular class action case do not impact a liquidity measure, but rather are excluding from an operating measure,

(B) this particular class action case has not recurred since the initial filing nor is another class action case likely in the ensuing two years.

(C) the non-GAAP financial measure was not included on the face of the registrant’s financial statements or in the accompanying notes,

(D) the non-GAAP financial measure was not included on any pro forma financial information, and

(E) a title or description that was confusing similar to a GAAP financial measure was not used.

Management’s intent in defining “Core Operating Profits” in this manner is to assist shareholders and other investors by separating the underlying operating earnings from “unusual” or otherwise anomalous events. Core Operating Profits are intended to be representative of the ongoing historical pretax, pre-interest, operating earnings stream.

Management believes that an analysis of the Company’s results of operations independent of the costs related to this particular matter is beneficial to the reader as this focus isolates and relates the Company’s ongoing pretax, pre-interest, operating earnings.

The Company believes that it is more appropriate than not to continue to exclude disproportionately large and anomalous items from Core Operating Profits in arriving at a non-GAAP financial measure in the belief that excluding those charges provides to the investors a clearer picture of the Company’s prospects for future performance, and enables a better comparison to prior and future periods when the anomalies have ceased. We particularly note to the staff the detriment and confusion to shareholders and other investors in depriving them of this non-GAAP measure in view of their past access to and reliance thereon.

* * * *

If you have any questions regarding our response or require additional information, please contact me at (610) 524-7272. Ext. 3016.

Sincerely,

Omega Flex, Inc.

E. Lynn Wilkinson

Vice President Finance and

Chief Financial Officer

cc:	Tracy Houser, Staff Accountant

Jeanne Baker, Staff Accountant

Page 4 of 4